Deutsche Bank



Deutsche Bank AG
1 Columbus Circle
New York, NY 10019

December 12, 2023

<u>Via Electronic Submission</u>

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC, 20549

Re: Form SBSE-A/A Filing

To Whom It May Concern:

Kindly find below the "Summary of Changes" document, which will be submitted separately in the EDGAR system under the type "Exhibit-99.35":

- "Item 3C Attachment" document
    o Substituted Compliance Election Language
        ▪ In conformance with the position taken on October 18, 2023 via the submitted Form SBSE-A/A, whereby the Commission was notified of the discontinuation of the reliance on the substituted compliance with respect to SEC Regulation 240.15Fk-1, the "Item 3C Attachment" document has been further revised to indicate such discontinuation of the reliance on the substituted compliance as it pertains to records creation. For the avoidance of doubt, DBAG's position with respect to the discontinuation of the reliance on the substituted compliance with respect to SEC Regulation 240.15Fk-1 remains unchanged.

Respectfully,

Kirsten Salley
Director | Head of Swap Dealer and Security-Based Swap Dealer Compliance